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                       G. DAVID GORDON & ASSOCIATES, P.C.
                          7633 E 63RD PLACE, SUITE 210
                              TULSA, OKLAHOMA 74133



                                  May 18, 2006



VIA FEDEX
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Nasreen Mohammed
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549


                   RE:  WORLD MARKETING, INC.
                        REGISTRATION NO. 333-129148

Dear Ms. Mohammed:

     Pursuant to your most recent comments, enclosed please find World Marketing, Inc.'s response and a red-lined version of the SB-2/A Registration Statement filed on EDGAR.

     Upon your review of the document, do not hesitate to contact me should you have any further questions.


                                       Very truly yours,

                                       G. DAVID GORDON & ASSOCIATES, P.C.


                                       /s/ G. David Gordon
GDG:saw

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World Marketing, Inc.
Response to May 3, 2006 letter from US Securities and Exchange Commission Amendment No. 3 to Registration Statement on Form SB-2
333-129148


General
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     1.   Update your disclosure throughout to reflect the current status of your business. For example, your revise management's discussion and analysis section state that "[i]f [you] are unable to sell the property by April 1, 2006, [you] will attempt to lease the property..." Because you filed your amendment after this date, disclose whether you have sold the property or whether you are attempting to lease the property. In this regard, disclose the current status of these efforts. Revise throughout to ensure you have provided current information regarding your business.

Response:

     We have made revisions throughout the document to update information to the current period. Please see red line draft.

Item 7. Selling Security Holders, page 16
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     2.   Please disclose the number of shares being sold by Chaya Mermelstein.

Response:

     We added the 600,000 shares to the schedule, which was inadvertently omitted from the third amendment.

     3. We note your disclosure regarding the sale of 650,000 shares in private placements in March and April, during the time you have been in registration. We also note that you have added three selling shareholders and that the amount of shares being registered corresponds to the amount you sold in recent private placements. Because you offered and sold these shares after you filed the registration statement, you may not include these shares from your registration statement. In addition, please provide us with your analysis in your response letter to address why you believe you had a valid exemption from registration for each of these sales while you were in registration for your initial public offering.

Response:

     During March and early April 2006, World Marketing, Inc. sold 650,000 shares of its common stock in a private placement to 3 individuals for cash in the amount of $65,000. Due to the limited number of purchasers and that the purchasers, although they did not participate in the earlier private placement, have a previous business or personal relationship with the Company's president, the sale of the 650,000 shares would not be subject to integration with the prior private placement and would be exempt from registration pursuant to
Section 4(2) of the Securities and Exchange Act of 1933.

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Item 23 Changes in and disagreements with accountant on accounting and financial
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disclosure
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     4.   We note your response to prior comment 5. Since you have engaged a new accounting firm, please include the disclosures required by Item 304 Regulation S-K.

Response:

     Our response to the prior comment 5 should be revised as follows:

"In addition, we have contacted Paritz & Co. and intend to engage them upon the SB-2 becoming effective to become our auditor and make all necessary reviews."

     5. If true, please confirm in writing that you purchased the real estate property at 125 Division Avenue, Brooklyn, New York from an unrelated third party.

Response:

     Prior to the acquisition of certain real estate from Chaya Mermelstein, Ms. Mermelstein was not an affiliate of World Marketing, Inc. and would therefore be deemed an unrelated third party. However, after completion of the transaction, Ms. Mermelstein would be considered an affiliate as a result of her ownership of the Company, currently 21.6%.